UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                CORE TECHNOLOGIES (PENNSYLVANIA), INC.
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                            (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE
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                   (Title of Class of Securities)

                             218911 10 5
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                           (CUSIP Number)

                          Warren V. Musser
                     Safeguard Scientifics, Inc.
 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087
                              610-293-0600
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           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             July 31, 1995
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       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement. (X)(A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                              SCHEDULE 13D


CUSIP No. 218911 10 5

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(1)   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warren V. Musser
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)   ( )
                                                         (b)   ( )
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS*


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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          ( )

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                                      (7)   SOLE VOTING POWER

     NUMBER                           -------------------------------
    OF SHARES                           (8)   SHARED VOTING POWER
   BENEFICIALLY                                       3,723
   OWNED BY EACH                      -------------------------------
     REPORTING                        (9)   SOLE DISPOSITIVE POWER
      PERSON
       WITH                           -------------------------------
                                      (10)   SHARED DISPOSITIVE POWER
                                                      3,723
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,723
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                              ( )


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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          Less than 1%
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(14)  TYPE OF REPORTING PERSON*

                                   IN
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ITEM 1.  Security and Issuer

     The title of the class of equity securities to which this Amendment to Schedule 13D relates is Common Stock ($.01 par value per share) of Core Technologies (Pennsylvania), Inc. (hereinafter referred to as the "Shares"). The name and address of the issuer of the Shares is Core Technologies (Pennsylvania), Inc., 110 Summit Drive, Exton, PA 19341 (hereinafter referred to as the "Issuer").

ITEM 2.  Identity and Background

     The person filing this statement is Warren V. Musser (hereinafter referred to as "Reporting Person"), whose principal business address is 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. The Reporting Person's principal occupation is Chairman, Chief Executive Officer and President of Safeguard Scientifics, Inc., a unique partnership of entrepreneurial companies focused on information technology markets.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Reporting Person is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration

     Not applicable.

ITEM 4.  Purpose of Transaction

     Not applicable.

ITEM 5.  Interest in the Securities of the Issuer

     On July 31, 1995, the Reporting Person sold 597,283 Shares at a price of $.102 per share. Following this transaction, Reporting Person beneficially owns 3,723 Shares, or less than 1% of the outstanding Shares of Issuer. The 3,723 Shares beneficially owned by Reporting Person are held of record by Betty Musser, the Reporting Person's spouse.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

ITEM 7.  Material to be Filed as Exhibits

     None


                                SIGNATURE

     The undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: Nov. 9, 1995                      /s/ Warren V. Musser
                                         Warren V. Musser